

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 30, 2010

By U.S. Mail and Facsimile to: (415) 975-6871

Richard D. Levy
Executive Vice President and Controller
Wells Fargo & Company
420 Montgomery Street
San Francisco, CA 94163

> **Re:** **Wells Fargo & Company**
> **Form 10-K for Fiscal Year Ended December 31, 2009**
> **Filed February 26, 2010**
> **File No. 001-02979**

Dear Mr. Levy:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In your response, please indicate your intent to include the requested revision in future filings and provide a draft of your proposed disclosures. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please revise future filings to provide more detailed information about the types of collateral securing your commercial loan portfolio.

Balance Sheet Analysis

Loan Portfolio, page 48

2. In the note 1 to Table 12, you disclose that Pick-a-Pay and other consumer PCI loans do not reflect nonaccretable difference releases for payments in full due to accounting for those loans on a pooled basis. You also disclose on page 75 that receipt of payments in full result in removal of the loan from the PCI loan portfolio at carrying amount. Please tell us in detail what you mean here and why you do not believe a payment in full should result in a decrease in nonaccretable difference. Please explain how you maintain the yield recognized on the pool if you do not reduce the nonaccretable difference. We note the guidance in ASC 310-30-40-1 and the non-authoritative guidance in the AICPA Technical Practice Aid Section 2130. Also, tell us why you believe other consumer PCI loans nonaccretable difference should be released for sales to third parties as disclosed in note 2 to the table but not for payments in full.

Risk Management, page 54

3. Given your disclosure of the significant increase in troubled debt restructurings (TDR) and modifications during 2009 and the fact that 75% of restructured consumer loans are still accruing, please revise future filings to clearly and comprehensively discuss your nonaccrual policies for restructured loans. In your response and revised disclosure please clarify if you have different policies for different loan types (CRE versus consumer).

   a. Disclose how you determine if the borrower has demonstrated performance under the previous terms and has shown the capacity to continue to perform under the restructured terms.

   b. For TDR's that accrue interest at the time the loan is restructured, tell us and disclose whether you generally charge-off a portion of the loan. If you do, please tell us how you consider this fact in determining whether the loan should accrue interest. If you continue to accrue interest, tell us in detail and disclose how you concluded that repayment of interest and principal contractually due on the entire debt is reasonably assured.

   c. Tell us in detail and revise to disclose if you revised any of your TDR accounting policies based on the guidance included in the Policy Statement on

Prudent Commercial Real Estate Loan Workouts released on October 30, 2009 and adopted by each financial regulator.

4. Please revise future filings to clearly disclose the total amount of TDR's at each period end by loan type, accrual status, the amount that is considered impaired, the amount charged-off during the period and any valuation allowance at period end.

5. To the extent you track the information, please revise future filings to quantify your TDR's by type of concession (reduction in interest rate, payment extensions, forgiveness of principal, etc) and disclose your success/redefault rates for each type of concession.

6. Please tell us and revise future filings to disclose whether you have performed any commercial real estate (CRE) or other type of loan workouts whereby an existing loan was restructured into multiple new loans (i.e., A Note/B Note structure). To the extent that you have performed these types of workouts, please provide us with the following information and revise your future filings to disclose the following:

    a. Quantify the amount of loans that have been restructured using this type of workout strategy in each period presented.

    b. Discuss the benefits of this workout strategy, including the impact on interest income and credit classification.

    c. Discuss the general terms of the new loans and how the A note and B note differ, particularly whether the A note is underwritten in accordance with your customary underwriting standards and at current market rates.

    d. Clarify whether the B note is immediately charged-off upon restructuring.

    e. Describe your nonaccrual policies at the time of modification and subsequent to the modification. Specifically disclose whether you consider the total amount contractually due in your nonaccrual evaluation and how you consider the borrower's payment performance prior to the modification.

    f. Confirm that the A note is classified as a troubled debt restructuring and explain your policy for removing such loans from troubled debt restructuring classification.

7. Please tell us and revise your future filings to address the following regarding
    your construction or commercial loans:

    a. Tell us whether you have noticed an increase in construction or commercial
        loans that have been extended at maturity for which you have not considered
        the loan to be impaired due to the existence of guarantees. If so, tell us about
        the types of extensions made, whether loan terms are being adjusted from the
        original terms, and whether you consider these types of loans as collateral-
        dependent.

    b. Disclose in detail how you evaluate the financial wherewithal of the
        guarantor. Address the type of financial information reviewed, how current
        and objective the information reviewed is, and how often the review is
        performed.

    c. Disclose how you evaluate the guarantor's reputation and willingness to work
        with you and how this affects any allowance for loan loss recorded and the
        timing of charging-off the loan.

    d. Disclose how the guarantor's reputation impacts your ability to seek
        performance under the guarantee.

    e. Disclose how many times you have sought performance under a guarantee and
        discuss the extent of the successes.

    f. When the impaired loan is carried at a value in excess of the appraised value
        due to the guarantee from the borrower, disclose in detail how you evaluate
        and determine the realizable value of the borrower guarantee. Specifically
        discuss the extent of your willingness to enforce the guarantee.

Pick-A-Pay Portfolio, page 57

8. You state on page 57 that in addition to Pick-a-Pay option payment loans and
    loans that no longer offer the option payment feature due to modification, the
    portfolio also includes certain loans that were originated without the option
    payment feature. Please tell us and revise future filings to disclose why loans that
    were originated without the option payment feature are included in your Pick-a-
    pay disclosures. Specifically describe the loan characteristics which resulted in
    you classifying them as Pick-a-Pay loans.

9. You state in Note 2 to Table 23 on page 56 and again on page 57 that "Equity
    lines of credit and closed-end second liens associated with Pick-a-Pay loans are
    reported in the Home Equity core portfolio." Tell us why you report such

amounts in the core portfolio in Table 19 and not in the Liquidating Portfolio in Table 23. Similarly, tell us why such amounts are not reflected in the Non-Strategic and Liquidating consumer portfolio where the Pick-a-Pay loans are reported as reflected in Table 19 on page 54.

Table 25: Nonaccrual Loans and Other Nonperforming Assets, page 60

10. Please revise future filings to disclose the total amount of nonaccrual mortgages held for sale and loans held for sale as of each period end presented.

Reserve for Mortgage Loan Repurchase Losses, page 66

11. Please revise your future filings to provide the disclosures required by paragraphs 3-5 of ASC 450-20-50 as it relates to your representations and warranties exposure. In particular, to the extent that it is at least reasonably possible that an exposure to loss exists in excess of amounts accrued, please revise to disclose an estimate of the possible loss or range of loss or a statement that such an estimate cannot be made. Furthermore, we remind you of the requirement in Item 303 of Regulation S-K to discuss any known trends or uncertainties that you may reasonably expect to have a material favorable or unfavorable impact on your income from operations, liquidity and capital resources. In this regard, please revise your MD&A in future filings to more thoroughly discuss the risks and uncertainties associated with developing your estimated liability for representations and warranties, particularly in situations where you have limited experience dealing with certain counterparties.

Fair Valuation of Financial Instruments, page 76

12. You disclose on page 77 that for certain securities you may use internal traders to obtain quoted prices. Please tell us in detail and revise future filings to clarify if these quoted prices are ultimately from independent third parties. If they are not, please explain why this information is relevant and the level in the hierarchy in which the securities are presented.

Note 1: Summary of Significant Accounting Policies

Securities Purchased and Sold Agreements, page 102

13. You disclose that securities purchased under resale agreements and securities sold under repurchase agreements are "generally" accounted for as collateralized

financing activities. In your response letter dated April 2, 2010, you indicated that all such activities are accounted for as collateralized financing activities. In future filings, please revise your disclosure to clearly confirm that *all* of your securities sold under repurchase agreements are accounted for as collateralized financing transactions.

Note 14: Guarantees and Legal Actions, page 141

14. We note your disclosures beginning on page 142 regarding the various litigation matters to which the Company is exposed. We also note that in the majority of these situations you have not disclosed either:

    a. the possible loss or range of loss; or

    b. a statement that an estimate of the loss cannot be made.

    In this regard we do not believe that general disclosure indicating that the eventual outcome of the actions against the Company will not have a material adverse effect on your financial position or results of operations or that in the event of unexpected future developments, it is possible that the ultimate resolution of those matters, if unfavorable, may be material to your results of operations satisfies the criteria in ASC 450 (formerly SFAS 5). ASC 450 indicates that if an unfavorable outcome is determined to be reasonably possible but not probable, or if the amount of loss cannot be reasonably estimated, accrual is inappropriate, but disclosure must be made regarding the nature of the contingency and an estimate of the possible loss or range of possible loss or state that such an estimate cannot be made. Additionally, we note that in instances where an accrual may have been recorded when all of the criteria in ASC 450-20-25-2 has been met, you have not disclosed the amount of the accrual which may be necessary in certain circumstances for the financial statements not to be misleading, nor has there been disclosure indicating that there is an exposure to loss in excess of the amount accrued and what the additional loss may be for each particular litigation matter. Please revise your future filings, beginning with your March 31, 2010 Form 10-Q, to disclose all of information required by paragraphs 3-5 of ASC 450-20-50.

15. We note your disclosure on page 66 that under your representations and warranties you may be required to repurchase mortgage loans with identified defects and indemnify or reimburse the investor for credit losses incurred on loans. Please tell us whether you are aware of any pending or threatened litigation initiated by investors or purchasers of mortgage-backed securities, including but not limited to claims alleging breaches of representations and warranties on the underlying loan sales. If so, revise your disclosure in future

> filings to provide the disclosures required by ASC 450-20-50 as it relates to this loss contingency and advise us as to any amounts accrued.

Note 16: Fair Values of Assets and Liabilities

Trading Assets (Excluding Derivatives) and Securities Available for Sale, page 152

16. You disclose that CDO's may be valued using the prices of pending third party transactions. Please tell us what procedures you use to determine if pending transactions actually occur at the prices you use to value your securities and the actions you take if pending transactions are canceled. If a significant amount of securities are valued using pending transactions, please disclose this fact and amount in future filings.

Note 19: Employee Benefits and Other Expenses, page 167

17. You disclose that freezing and merging your qualified benefit plans decreased the pension obligations by approximately $945 million during 2009. Please tell us where this decrease is presented in your change in projected benefit obligation roll forward on page 168 and tell us why you did not separately disclose the affect of the curtailment in this disclosure considering the guidance in ASC 715-20-50-1.a.10. Please revise your future filings accordingly.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Your response letter should key your responses to our comments, indicate your intent to include the requested revisions in future filings, provide a draft of your proposed disclosures and provide any requested information. Please file your letter on EDGAR as correspondence. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Michael Volley, Staff Accountant, at (202) 551-3437 or me at (202) 551-3494 if you have questions regarding our comments.

Sincerely,

Kevin W. Vaughn
Accounting Branch Chief